FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

May 20, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on May 20, 2014

Item 4.

Summary of Material Change

See attached copy of the May 20, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the May 20, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

May 20, 2014

May 20, 2014

News Release

MAX commences drilling at Majuba Hill copper/silver project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has commenced core drilling at the Majuba Hill copper/silver project in Nevada.  Drilling will test a ridge of high grade copper/silver oxide mineralization sampled by Minterra Resources in 2007 that returned grades of up to 7.72% Cu  and 174 g/t Ag in outcrop and has been intersected at depth by MAX during drilling in 2012 (332 m @ 12 g/t Ag and 0.13% Cu in hole MM-21).  MAX has now mapped the high grade samples taken by Minterra and they highlight a zone 250 meters across in outcrop that will be tested during this drill program.   A map indicating the location of this drilling is available on our web site at www.maxresource.com.    The Minterra samples highlighted on this map include:

Sample Number

Cu

Ag

•

MHR-160

2.9%

32 g/t

•

MHR-157

3.0%

38 g/t

•

MHR-158

4.07%

32 g/t

•

MHR-159

2.95%

29 g/t

•

MHR-25

7.72%

90 g/t

•

MHR-26

2.16%

53 g/t

•

MHR-145

4.16%

174 g/t

•

MHR-27

1.42%

19.6 g/t

MAX’s drill hole MM-21 is located approximately 250 m southeast of the middle portal of the past producing Majuba Hill mine, where MAX drilling in 2011 intercepted high grade copper/silver supergene oxide mineralization over long intervals that included:

•

Hole MM-07:  50.3 m of 50.8 g/t Ag, 0.31 g/t gold and 0.31% Cu

•

Hole MM-06:  96.0 m of 39.2 g/t Ag and 0.57% Cu, including 44.2 m of 71.0 g/t Ag, 0.15 g/t Au and      1.14% Cu

•

Hole MM-03:  42.7 m of 37.5 g/t Ag and 0.38% Cu

A map showing drilling locations from previous exploration programs conducted by MAX at Majuba Hill is available on our web site at www.maxresource.com.

Twenty nine (29) rock select, chip, and grab samples were taken from outcropping mineralization, historic prospect pits, and an underground adit in this area to be drilled at Majuba Ridge.  Values obtained ranged from 80 ppm Cu and 2.65 ppm Ag to 7.72% Cu and 174 ppm Ag.  This sampling was completed in 2007 by Buster Hunsaker, P.Geo, who is a "qualified person" as that term is defined under National Instrument 43-101 and has reviewed the technical information in this news release.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag.  Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.   The property is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80, and lies 30 miles northwest of Coeur Mining’s Rochester silver mine, which contains a NI 43-101 compliant Measured and Indicated Resource of 263.9 million tons grading 0.46 oz/ton Ag and 0.004 oz/ton Au.  (The Coeur Technical Report on the Rochester Mine is available on SEDAR).  For more detailed information on the Majuba Hill copper/silver project, including maps showing the results of soil sampling and the drilling completed to date, please visit our web site at www.maxresource.com.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  May 27, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director